SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


                 Security Capital Group Incorporated
         -----------------------------------------------
                         (Name of Issuer)

       Class B Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)

                            81413P204
                 -------------------------------
                          (CUSIP Number)

                        December 31, 1998
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]  Rule 13d-1(b)
      [ X ]  Rule 13d-1(c)
      [   ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81413P204                 13G              Page 2 of 3 Pages

------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Commerzbank AG, Grand Cayman Branch
------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [   ]
                                                          (b)  [ X ]
------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Republic of Germany
------------------------------------------------------------------------
                5    SOLE VOTING POWER
                     6,606,205 shares of Class B Common Stock
                --------------------------------------------------------
NUMBER OF       6    SHARED VOTING POWER
SHARES               0
BENEFICIALLY    --------------------------------------------------------
OWNED BY        7    SOLE DISPOSITIVE POWER
EACH                 6,606,205 shares of Class B Common Stock
REPORTING       --------------------------------------------------------
PERSON WITH     8    SHARED DISPOSITIVE POWER
                     0

------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,606,205 shares of Class B Common Stock
------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*   [   ]

------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.6%
------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        CO
------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a) Name of Issuer: The name of the issuer is Security Capital Group Incorporated.

     (b) Address of Issuer's Principal Executive Offices: The address of the issuer's principal executive office is 125 Lincoln Avenue, Santa Fe, New Mexico, 87501.


Item 2.

     (a) Name of Person Filing: This Schedule is being filed by Commerzbank AG, Grand Cayman Branch.

     (b) Address of Principal Business Office:

                           2 World Financial Center
                           New York, NY  10281-1050

     (c) Citizenship: Commerzbank AG is organized under the laws of the Federal Republic of Germany.

     (d) Title of Class of Securities: The title of the class of securities is Class B Common Stock, par value $.01 per share.

     (e) CUSIP Number: The CUSIP number is 81413P204.


Item 3. This statement is filed pursuant to Rule 13d-1(c).


Item 4.  Ownership

     (a) Amount Beneficially Owned: As disclosed in its most recently filed Form 4 dated June 10, 1998 in respect of the issuer's Class B Common Stock, par value $0.01 per share (the "Class B Common"), on May 12, 1998, pursuant to an Exchange Agreement, dated as of May 7, 1998, between the filer and the issuer, the filer disposed of all (i) 139,000 shares of the issuer's Series A Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share, and
(ii) 3,296,640 shares of the issuer's Class B Common Stock then owned by the filer in an exchange and transfer transaction in which the filer received 257,643 shares of the issuer's newly created Series B Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share (the "Series B Preferred"). The Series B Preferred is not registered under the Securities Exchange Act. The shares of Series B Preferred owned by the filer are convertible in the aggregate into a total of 6,606,205 shares of the issuer's Class B Common but not into any other securities of the issuer.

Since the transactions described in such June 1998 filing, the filer has neither acquired nor disposed of any equity interests of the issuer.

     (b) The percent of Class B Common Stock beneficially owned is 13.6% based upon data provided to the filer by the issuer regarding the number of Class B Common Stock shares outstanding as of February 15, 1999.

     (c) Commerzbank AG, Grand Cayman Branch, (i) has sole power to vote or to direct the vote of 6,606,205 shares; (ii) has shared power to vote or to direct the vote of 0 shares; (iii) has sole power to dispose or to direct the disposition of 6,606,205 shares; and (iv) has shared power to dispose or to direct the disposition of 0 shares.


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.


Item 8. Identification and Classification of Members of the Group

     Not applicable.


Item 9.  Notice of Dissolution of Group

     Not applicable.


Item 10. Certification

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                          Date:       March 23, 1999
                                               ---------------------------

                              COMMERZBANK AG, GRAND CAYMAN BRANCH


                              By:  /s/ James Henry          /s/ Steven A. Troyer
                                   ---------------------------------------------
                                   Signatures

                              Names:   James Henry              Steven A. Troyer
                                   ---------------------------------------------

                              Titles:  Senior Vice President    Vice President
                                   ---------------------------------------------